Exhibit 15.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements of WiMi Hologram Cloud Inc. on Form F-3 (File No. 333-257383) and Form S-8 (File No. 333-269423) of our report dated May 16, 2022, with respect to our audit of the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows of WiMi Hologram Cloud Inc. for the year ended December 31, 2021, which report is included in this Annual Report on Form 20-F of WiMi Hologram Cloud Inc. for the year ended December 31, 2023.

We were dismissed as auditors on June 25, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements incorporated by reference for the periods after the date of our dismissal.

/s/ Friedman LLP

Friedman LLP

New York, NY

April 25, 2024